Hess Midstream LP

1501 McKinney Street

Houston, Texas 77010

November 4, 2019

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:      Ms. Loan Lauren Nguyen, Legal Branch Chief

Ms. Karina Dorin, Staff Attorney

Re:	Hess Midstream LP
Registration Statement on Form S-4
Amendment 1 filed November 4, 2019
Filed on October 4, 2019
File No. 333-234095

Dear Ms. Nguyen and Ms. Dorin:

This letter sets forth the responses of Hess Midstream LP (“New HESM,” “we,” “us,” or “our”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 25, 2019 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 (the “Registration Statement”) filed by New HESM on October 4, 2019 relating to the restructuring (the “Restructuring”) of Hess Midstream Partners LP (“HESM”) and its subsidiaries.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Registration Statement on Form S-4

Questions and Answers About the Restructuring

What are the anticipated U.S. federal income tax consequences of the Merger to HESM Common Unitholders, page 1

1.

You disclose here that a HESM Common Unitholder is not expected to recognize gain or loss for U.S. federal income tax purposes upon the exchange of HESM Common Units for New HESM Class A Shares pursuant to the Merger. You further disclose on page 52 that the HESM board considered that the restructuring is generally not expected to be taxable to holders of HESM Common Units a benefit in approving the restructuring. As described, it appears that the tax consequences to this transaction may be material to unitholders. Please provide an opinion regarding the material tax consequences of the transaction and revise your tax discussion section disclosure accordingly, or tell us why you do not believe you are required to do so. See Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Response: We acknowledge the Staff’s comment and have filed as an exhibit to the Registration Statement an opinion of Latham & Watkins LLP as to the material tax consequences of the transaction. Additionally, we have revised the tax discussion in the Registration Statement accordingly. Please see pages 1 and 130 of Amendment No. 1.

November 4, 2019

The Restructuring

Opinion of Intrepid as Financial Advisor to the Conflicts Committee, page 57

2.

We note that Intrepid performed its analysis, including its discounted cash flow analysis, based on financial and tax projections, forecasts and other data provided by management. Please disclose the management projections and forecasts used by Intrepid in connection with its fairness opinion or tell us why you do not believe they are material to the understanding of the fairness opinion disclosures.

Response: We acknowledge the Staff’s comment and have included in Amendment No. 1 a summary of the material management projections and forecasts provided to Intrepid in connection with its fairness opinion. Please see pages 68 through 71 of Amendment No. 1.

3.

We note your disclosure and the opinion letter from Intrepid included as Annex C to the registration statement states that Intrepid’s opinion is addressed to, and is solely for the information and benefit of, the Conflicts Committee in connection with its evaluation of the transactions and that the opinion “shall not be disclosed, quoted, referred to or communicated (in whole or in part) to, made available to, or relied upon by, any third party, nor shall any public reference to us or this opinion be made, for any purpose whatsoever except with our prior written approval.” This disclosure suggests that public unitholders may not consider or rely on the information in the opinion which you have included with your registration statement. Please revise to remove this limitation on reliance.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 9 and 58 of the Registration Statement to delete the word “solely” when disclosing that Intrepid’s opinion is for the information and benefit of the Conflicts Committee. Intrepid has consented to the information regarding its opinion contained in the Registration Statement and the filing of its opinion letter as Annex C to the Registration Statement and public unitholders may consider, in their assessment of the Restructuring and the Transactions, that the Conflicts Committee took into account, among other factors, its receipt of Intrepid’s opinion, subject to the assumptions, limitations and conditions contained therein. Please see page 58 of Amendment No. 1.

4.

Please revise your disclosure on page 67 to quantify the fees to be paid to Intrepid for the delivery of its fairness opinion and the specific amount of the fee that is contingent upon the public announcement of the restructuring and consummation of the transactions. Refer to Item 1015(b) of Regulation M-A.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to quantify the fees to be paid to Intrepid for the delivery of its fairness opinion and the specific amount of the fee that is contingent upon the public announcement of the restructuring and consummation of the transactions. Please see page 68 of Amendment No. 1.

November 4, 2019

General

5.

We note Section 16.9(b) of your Form of New HESM Partnership Agreement identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: We acknowledge the Staff’s comment and have provided revised the Registration Statement to highlight the inapplicability of the exclusive forum provision to certain actions arising under the Securities Act and Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We have further included an additional risk factor with respect to the exclusive forum provision in Amendment No. 1. Please see pages 12, 29, 123 and 148 of Amendment No. 1. In order to further inform investors of the inapplicability of the exclusive forum provision to those actions or claims, we intend to include the risk factor in our annual report on Form 10-K following the consummation of the restructuring.

6.

We note Section 16.9(b) of your Form of New HESM Partnership Agreement includes a waiver of the right to trial by jury. Please revise your prospectus to disclose the waiver of the right to trial by jury and address related risks and any uncertainty about enforceability. If the provision extends to claims under the federal securities law, please revise your prospectus and the Partnership Agreement to state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If the provision does not apply to claims under the federal securities laws, your prospectus and the Partnership Agreement should state clearly that it does not apply to claims under the federal securities laws.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to provide additional disclosure regarding the waiver of trial by jury. Please see page 86 of Amendment No. 1. In addition, we have further included the risk factor below on page 34 of Amendment No. 1 with respect to the waiver of trial by jury and have included in this risk factor a statement that the waiver is not intended to be deemed a waiver by New HESM shareholders of New HESM’s compliance with the federal securities laws and the rules and regulations promulgated thereunder. In order to further inform investors of this waiver of jury trial, we intend to include the risk factor in our annual report on Form 10-K following the consummation of the restructuring.

November 4, 2019

“The New HESM Partnership Agreement will provide that New HESM shareholders irrevocably waive the right to trial by jury in any claim, suit, action or proceeding under either state or federal laws, including any claim under U.S. federal securities laws, which could result in less favorable outcomes to the New HESM shareholders in any such action.

The New HESM Partnership Agreement will provide that New HESM shareholders, including those who become New HESM shareholders by purchasing New HESM Shares in secondary transactions, irrevocably waive the right to trial by jury for any claims, suits, actions or proceedings (1) arising out of or relating in any way to the New HESM Partnership Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the New HESM Partnership Agreement or the duties, obligations or liabilities among New HESM’s partners, or obligations or liabilities of New HESM’s partners to New HESM, or the rights or powers of, or restrictions on, New HESM’s partners or New HESM), (2) brought in a derivative manner on New HESM’s behalf, (3) asserting a claim of breach of a duty owed by any of New HESM’s, or the General Partner’s, directors, officers, or other employees, or owed by the General Partner, to New HESM or New HESM’s partners, (4) asserting a claim against New HESM arising pursuant to any provision of the Delaware Act or (5) asserting a claim against New HESM governed by the internal affairs doctrine, in each case pursuant to either state or federal laws, including U.S. federal securities law. Regardless, such waiver of the right to trial by jury does not impact the ability of a New HESM shareholder to make a claim under either federal or state law.

The waiver of the right to a jury trial is not intended to be deemed a waiver by any New HESM shareholder with respect to New HESM’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If New HESM or one of the New HESM shareholders opposed a jury trial demand based on the waiver, the applicable court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal laws. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which govern the New HESM Partnership Agreement.

If a New HESM shareholder brings a claim in connection with matters arising under the New HESM Partnership Agreement, including claims under U.S. federal securities laws, such New HESM shareholder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits. If a lawsuit is brought by a New HESM shareholder under the New HESM Partnership Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in a different outcome than a trial by jury, including results that could be less favorable to the New HESM shareholder(s) bringing such lawsuit.”

November 4, 2019

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 1 to our counsel, Thomas G. Brandt of Latham & Watkins LLP, at (713) 546-7486.

Very truly yours,

/s/ Jonathan C. Stein
Name:	Jonathan C. Stein
Title:	Chief Financial Officer

cc:	Thomas G. Brandt, Latham & Watkins LLP
William N. Finnegan IV, Latham & Watkins LLP

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